
15007884

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


RECEIVED
JUN 26 2015
189

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 333-74815

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

Page 1 of 17 consecutively numbered pages.
The exhibit index appears on page 16.

MASCO CORPORATION 401(k) PLAN

TABLE OF CONTENTS

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustee and Participants of
Masco Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Masco Corporation 401(k) Plan (the "Plan") as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Masco Corporation 401(k) Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule, Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Masco Corporation 401(k) Plan's financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP

Southfield, Michigan
June 25, 2015

MASCO CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

ASSETS	**2014**	**2013**
Investments, at fair value:		
Mutual funds	$723,617,881	$689,280,893
Company stock fund	16,993,903	16,595,259
Brokerage accounts	8,810,489	7,409,228
Total investments	749,422,273	713,285,380
Receivables:		
Notes receivable from participants	19,629,807	18,680,809
Participant contributions	192,319	150,506
Employer contributions	3,582,718	3,457,976
Total receivables	23,404,844	22,289,291
NET ASSETS AVAILABLE FOR BENEFITS	$772,827,117	$735,574,671

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2014

Additions:	
Investment activity:	
Net appreciation in fair value of investments	$ 443,745
Interest and dividend income	48,978,270
Total investment activity	49,422,015
Participant contributions	39,357,419
Participant rollover contributions	2,862,716
Employer contributions	21,622,720
Interest income on notes receivable from participants	635,436
Total additions	113,900,306
Deductions:	
Benefit payments	(76,695,828)
Other, net	(65,401)
Total deductions	(76,761,229)
Transfers:	
Net transfers into the Plan (Note A)	113,369
Net increase	37,252,446
Net assets available for benefits:	
Beginning of year	735,574,671
End of year	$ 772,827,117

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan:

The following description of the Masco Corporation ("Company") 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

1. *General.* The Plan is a defined contribution plan covering hourly and salaried employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended("ERISA").

2. *Contributions*. Participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan. All employees who are eligible to participate under this Plan and who have attained the age of 50 before the close of the Plan Year shall be eligible to make catch-up contributions. Participants may also make rollover contributions representing distributions from individual IRAs, SEPs, 403(b) and 457 plans or other employers' tax-qualified plans. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain Internal Revenue Service ("IRS") limitations. Participants may direct contributions in one percent increments in any of the various investment options. These options include professionally managed mutual funds, the Masco Corporation Company Stock fund and a brokerage account which allows participants to buy, sell or trade most publicly listed common stocks, corporate and government bonds or certificates of deposit; these options vary in their respective strategies, risks and goals. Participants may change their investment options daily.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions (if applicable), and (b) investment earnings, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. Certain expenses may be incurred by individual participants for special services relating to their accounts. These costs are charged directly to the individual participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting and Forfeited Employer Contributions.* Participants are immediately vested in their contributions plus actual earnings thereon. Vesting varies by division or subsidiary, but generally, participants are immediately vested in the Company matching contribution plus earnings thereon. Vesting in Company profit sharing contributions generally occurs after three years of service commencing on date of hire. At December 31, 2014 and 2013, forfeited nonvested employer contributions totaled $24,833 and $8,653, respectively. All forfeited amounts were used in each succeeding year to reduce employer contributions.

A. Description of Plan, concluded:

5. *Voting Rights.* Each participant who has an interest in the Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the Trustee (Fidelity Management Trust Company ("Fidelity") as defined by the Plan) prior to the time that such rights are to be exercised. If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

6. *Notes Receivable from Participants.* Generally, participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance at the time of the loan. Loan terms generally range from 1-5 years, or up to 15 years in limited circumstances. The loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the last business day of the month prior to the date of the loan application. Principal and interest are paid ratably through payroll deductions.

7. *Payment of Benefits.* Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single payment.

8. *Transfers.* During 2014, several transfers were executed within the Masco Corporation 401(k) and the Masco Corporation Hourly 401(k) Plans in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets into the Plan amounted to $113,369 for the year ended December 31, 2014.

B. Summary of Significant Accounting Policies:

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America("GAAP")) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

B. **Summary of Significant Accounting Policies,** continued:

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain mutual funds and investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services, Inc. using quoted market prices at December 31, 2014 and 2013.

Investment transactions are reflected on a trade-date basis. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from participants are recorded as benefit payments based upon the terms of the Plan.

Payment of Benefits

Benefits are recorded when paid.

B. Summary of Significant Accounting Policies, concluded:

Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value ("NAV") per share (or its equivalent). Under the updated guidance, investments for which fair value is measured at NAV per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy disclosure. The updated guidance is effective for the Plan for fiscal years beginning after December 15, 2015 and shall apply retrospectively to all periods presented. The Plan's administrator is currently evaluating the impact the updated guidance will have on the Plan's financial statements.

C. Investments:

The following investments represent five percent or more of the Plan's net assets at December 31, 2014 and 2013.

	2014	2013
PIMCO Total Return Fund - Institutional Class	$58,376,711	$60,089,769
Fidelity® Money Market Trust Retirement Money Market Portfolio - Money Market Fund	$43,382,917	$47,741,393
Harbor Capital Appreciation Fund - Institutional Class	$61,194,613	$59,719,038
Artisan Mid Cap Fund - Institutional Class	$49,790,832	$52,808,736
Fidelity® Independence Fund - Class K	$46,348,798	$41,563,986
Spartan® 500 Index Fund - Institutional Class	$49,005,355	$39,326,599
Fidelity® Diversified International Fund - Class K	$40,234,989	*
Fidelity® Low-Priced Stock Fund - Class K	*	$38,078,528

*The fund balance was not five percent or more of the Plan's net assets at the respective date.

During 2014, the Plan's investments (including gains and losses on investments sold during the year as well as investments held at year-end) appreciated (depreciated) in value as follows:

Mutual Funds	$ (1,098,952)
Brokerage accounts	(184,837)
Masco Corporation Company Stock Fund	1,727,534
	$ 443,745

At December 31, 2014 and 2013, the Masco Corporation Company Stock Fund is made up of Masco Corporation Common Stock totaling $16,707,828 and $16,221,320, respectively, and cash and money market investments of $286,075 and $373,939 respectively.

D. Fair Value Measurements:

Accounting Policy. The Plan follows fair value guidance (ASC 820) that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The guidance defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Further, it defines a fair value hierarchy, as follows: Level 1 inputs as quoted prices in active markets for identical assets or liabilities; Level 2 inputs as observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data; and Level 3 inputs as unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models or instruments for which the determination of fair value requires significant management judgment or estimation.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Brokerage accounts: Participant directed investments could include common stocks, mutual funds, corporate or government bonds or other investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

D. **Fair Value Measurements,** concluded:

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014 and 2013.

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Domestic equity funds	$366,230,118	$ --	$ --	$366,230,118
Lifecycle funds	179,793,279	--	--	179,793,279
Money market fund	43,382,917	--	--	43,382,917
Bond fund	58,376,711	--	--	58,376,711
International funds	52,224,600	--	--	52,224,600
Balanced fund	23,610,256	--	--	23,610,256
Company stock fund	16,993,903	--	--	16,993,903
Brokerage accounts	8,810,489	--	--	8,810,489
Total assets at fair value	$749,422,273	$ --	$ --	$749,422,273

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Domestic equity funds	$345,346,579	$ --	$ --	$345,346,579
Lifecycle funds	160,409,764	--	--	160,409,764
Bond fund	60,089,769	--	--	60,089,769
Money market fund	47,741,393	--	--	47,741,393
International funds	54,604,663	--	--	54,604,663
Balanced fund	21,088,725	--	--	21,088,725
Company stock fund	16,595,259	--	--	16,595,259
Brokerage accounts	7,409,228	--	--	7,409,228
Total assets at fair value	$713,285,380	$ --	$ --	$713,285,380

E. **Income Tax Status:**

The IRS determined and informed the Company by letter dated November 6, 2014 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

F. **Plan Termination:**

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. At the date of any such termination, all participants would become fully vested in their accounts and the Administrative Committee of the Masco Corporation 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses, which will be prorated among the participants' accounts.

G. **Related Party Transactions:**

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is also the Trustee as defined by the Plan and, therefore, the purchases and sales qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the year ended December 31, 2014. Notes receivable from participants are also considered party-in-interest transactions.

The Plan invests in Masco Corporation Common Stock. As of December 31, 2014 and 2013, the value of Masco Corporation Common Stock was $16,993,903 and $16,595,259, respectively.

H. **Subsequent Events:**

Effective March 20, 2015, certain participants' accounts of the Masco Corporation Future Service Profit Sharing Plan and Masco Corporation Master Defined Contribution Plan were merged into the Plan. Participants in the Masco Corporation Future Service Profit Sharing Plan and Masco Corporation Master Defined Contribution Plan became participants in the Plan. As a result of the merger, Plan management expects the transfers into the Plan to be approximately $204 million.

On September 30, 2014, the Company announced a plan to spin off 100 percent of its Installation and Other Services businesses into an independent, publicly-traded company named TopBuild Corp. ("TopBuild") through a tax-free distribution of the stock of TopBuild to the Company's stockholders. On June 8, 2015 the Company's Board of Directors approved the spin-off of TopBuild. The distribution of TopBuild shares is expected to be completed on June 30, 2015. Upon TopBuild's separation from the Company, certain participants' account balances will be transferred out of the Plan into a newly created plan for TopBuild employees.

The Plan has evaluated subsequent events through the date the financial statements were available to be issued.

MASCO CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value
	PIMCO Total Return Fund - Institutional Class	Bond Fund 5,476,239 shares		$ 58,376,711
	Artisan Mid Cap Fund - Institutional Class	Domestic Equity Fund 1,039,258 shares		49,790,832
	JP Morgan Mid Cap Value Fund - Institutional Class	Domestic Equity Fund 975,815 shares		36,251,528
	Vanguard Wellington™ Fund - Admiral™ Shares	Balanced Fund 349,212 shares		23,610,256
	American Beacon Small Cap Value Fund - Institutional Class	Domestic Equity Fund 758,838 shares		19,024,074
	Wells Fargo Advantage Small Cap Value Fund - Institutional Class	Domestic Equity Fund 279,657 shares		8,135,212
	Harbor Capital Appreciation Fund - Institutional Class	Domestic Equity Fund 1,045,704 shares		61,194,613
**	Fidelity® Money Market Trust Retirement Money Market Portfolio	Money Market Fund 43,382,917 shares		43,382,917
**	Fidelity® Independence Fund - Class K	Domestic Equity Fund 1,201,369 shares		46,348,798
**	Spartan® 500 Index Fund - Institutional Class	Domestic Equity Fund 672,596 shares		49,005,355
**	Fidelity® Low-Priced Stock Fund - Class K	Domestic Equity Fund 734,354 shares		36,864,591
**	Fidelity® Fund - Class K	Domestic Equity Fund 699,070 shares		29,941,174
**	Fidelity® Equity Dividend Income Fund - Class K	Domestic Equity Fund 1,108,477 shares		29,673,941
**	Fidelity® Emerging Markets Fund - Class K	International Fund 493,197 shares		11,989,611
**	Fidelity® Diversified International Fund - Class K	International Fund 1,169,962 shares		40,234,989

MASCO CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2014

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value
**	Fidelity Freedom K® Income Fund	Lifecycle Fund 342,407 shares		4,054,094
**	Fidelity Freedom K® 2005 Fund	Lifecycle Fund 56,384 shares		731,301
**	Fidelity Freedom K® 2010 Fund	Lifecycle Fund 526,896 shares		6,955,033
**	Fidelity Freedom K® 2015 Fund	Lifecycle Fund 703,963 shares		9,573,897
**	Fidelity Freedom K® 2020 Fund	Lifecycle Fund 1,744,244 shares		24,838,040
**	Fidelity Freedom K® 2025 Fund	Lifecycle Fund 1,456,332 shares		21,641,091
**	Fidelity Freedom K® 2030 Fund	Lifecycle Fund 2,453,756 shares		37,223,475
**	Fidelity Freedom K® 2035 Fund	Lifecycle Fund 1,540,025 shares		24,039,795
**	Fidelity Freedom K® 2040 Fund	Lifecycle Fund 1,487,157 shares		23,273,999
**	Fidelity Freedom K® 2045 Fund	Lifecycle Fund 994,557 shares		15,972,586
**	Fidelity Freedom K® 2050 Fund	Lifecycle Fund 589,323 shares		9,529,346
**	Fidelity Freedom K® 2055 Fund	Lifecycle Fund 164,758 shares		1,960,622
	Masco Corporation Company Stock Fund	Company Stock Fund 1,973,740 shares		16,993,903
		**Masco Corporation Common Stock	$16,707,828	
		Cash and Money Market	$286,075	
	Brokerage account	Brokerage Accounts 8,810,489 shares		8,810,489
**	Notes Receivable from Participants	Ranging 1-30 years maturity with Rates of Interest 3.25% - 10.5%		19,629,807
				$ 769,052,080

* Historical cost information is no longer required on the Schedule of Assets (Held at End of Year) for participant directed investments.

** These investments are with a party-in-interest.

MASCO CORPORATION 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Corporation 401(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Corporation 401(k) Plan



Date: June 25, 2015

By: John G. Sznewajs
Vice President, Treasurer and
Chief Financial Officer
Authorized Signatory

MASCO CORPORATION 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Grant Thornton LLP relating to the Plan's financial statements

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 25, 2015, with respect to the financial statements and supplemental schedule included in the Annual Report of the Masco Corporation 401(K) Plan on Form 11-K for the year ended December 31, 2014. We hereby consent to the incorporation by reference of said report in the Registration Statements of Masco Corporation on Form S-8 (File Nos. 333-74815 and 333-168827).

Grant Thornton LLP

Southfield, Michigan
June 25, 2015



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
27777 Franklin Road, Suite 800
Southfield, MI 48034

T 248.262.1950
F 248.350.3581
www.GrantThornton.com

To the Trustee and Participants of
Masco Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Masco Corporation 401(k) Plan (the "Plan") as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Masco Corporation 401(k) Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule, Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Masco Corporation 401(k) Plan's financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Southfield, Michigan
June 25, 2015